P&O

Established 1837

[redacted]

04054083

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

2 December 2004

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 14 2004
WASH., D.C. 179

82-2083

SUPPL

Dear Sirs

CHAIRMAN DESIGNATE

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

PROCESSED
JAN 07 2005
THOMSON
FINANCIAL

enc

2 December 2004

CHAIRMAN DESIGNATE

P&O is pleased to announce the appointment of Sir John Parker to succeed Lord Sterling as Chairman. As previously announced, Lord Sterling will be standing down after P&O's AGM in May 2005. Sir John will join the Board, as Deputy Chairman, in February 2005.

Sir John is Chairman of National Grid Transco plc. He is also currently Chairman of RMC Group, although he will be standing down from this position in January 2005 following the agreed acquisition of RMC by the Mexican company Cemex. He is also Senior Non-executive Director designate of the Court of the Bank of England and a Non-executive Director of Carnival plc.

Sir John has had a distinguished career in engineering, shipbuilding and other capital intensive industries. His previous appointments have included Managing Director of Austin & Pickersgill, Deputy Chief Executive of the British Shipbuilders Corporation, Chairman and Chief Executive of Harland & Wolff and Chairman and Chief Executive of Babcock International. Sir John was Chairman of the Lattice Group on its demerger from BG Group in 2000 and remained Chairman when it merged with National Grid in 2002.

Commenting on the announcement, Lord Sterling said: "I am delighted that the Board has chosen Sir John as my successor. His achievements and breadth of experience, particularly in the maritime industries, will be invaluable in taking P&O forward into a new and exciting chapter in its long history."

Sir John commented: "P&O is one of the world's great global brands. I am honoured to succeed Lord Sterling, given his long and distinguished leadership of the company as Executive Chairman over the past 21 years. I look forward to leading the Board in continuing its transformation strategy. P&O has at its core a world class international container terminals business which has considerable growth potential."

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

Notes to editors:

Sir John Parker

1. Sir John joined the ship design team at Harland & Wolff on qualifying as a naval architect in 1964 after studying naval architecture and mechanical engineering at the College of Technology and Queen's University Belfast. After extensive ship design experience he held a number of senior management positions in technical, production and ship sales.
2. He moved to Austin & Pickersgill in 1974 as Managing Director. On nationalisation of the shipbuilding industry, he was appointed to the Board of the British Shipbuilders Corporation in 1978, later becoming Deputy Chief Executive. He returned to Harland & Wolff in 1983 as Chairman and Chief Executive.
3. Sir John joined Babcock International as CEO in 1993 and became Chairman in 1994. In 1997, he became a Non-executive Director of British Gas which led to his becoming Chairman of the Lattice Group on its demerger from BG Group in 2000. Lattice merged with National Grid in 2002, with Sir John becoming Chairman of the combined company, National Grid Transco.
4. During his career, Sir John has also been Non-executive Director of the Industrial Development Board of Northern Ireland 1983-1986, British Coal Corporation 1986-1993, Non-executive Director of GKN plc 1993-2002, Deputy Chairman and subsequently Chairman of Firth Rixson plc 1999-2003, Non-executive Director and subsequently Deputy Chairman of P&O Princess Cruises plc 2000-2003 and Non-executive Director of Brambles Industries plc 2001-2003. He was appointed Deputy Chairman of RMC Group in 2001. He became Chairman in 2002 and led the Group's transformation and agreed sale to Cemex of Mexico in 2004.
5. Sir John is a Fellow of the Royal Academy of Engineering and a recipient of honorary doctorates from a number of universities in the UK and Ireland. He is a former President of the Royal Institution of Naval Architects, a governor of

the Royal National Lifeboat Institution and a member of the General Committee of Lloyds Register of Shipping. He was knighted in 2001 for Services to the Defence and Shipbuilding Industries.

Lord Sterling

1. Lord Sterling joined the P&O Board as a Non-executive Director in 1980, becoming Executive Chairman in November 1983. Under his leadership Lord Sterling has transformed P&O into a major global company. Most recently he has overseen a significant transition programme that has included the demerger of the cruise businesses, the disposal of £650 million of investment property, the exit from bulk shipping, the sale of the Trans European contract logistics business, the investment of approximately £800 million in ports and the listing of P&O Nedlloyd.
2. Following national service in the Royal Air Force, Lord Sterling worked on the London Stock Exchange from 1955 to 1957 before going into investment banking. He founded his own company, Sterling Guarantee Trust Ltd, in 1969 which was merged with P&O in 1985.
3. Lord Sterling was appointed a CBE in 1977. He was knighted in 1985 and was created a life peer in 1990. In 2002 Lord Sterling was awarded the Knight Grand Cross of the Royal Victorian Order.
4. Between 1982 and 1990 he was Special Adviser to successive Secretaries of State for Industry and then Trade & Industry. He was co-founder of the charity Motability in 1977 and remains Chairman today. He has previously been Chairman of the Governors of The Royal Ballet School 1983-1999, Chairman of the Young Vic Company 1975 -1983, President of the General Council of British Shipping 1990-1991 and President of the European Community Shipowners' Association 1992-1994. In 2001 he chaired the Steering Committee for The Queen's Golden Jubilee Weekend Trust.

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